SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34873

March 31, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2023. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on April 25, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Destra Targeted Income Unit Investment Trust [File No. 811-22757]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On December 31, 2015, and April 15, 2022, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $75,000.00 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $75,000 for the purpose of paying outstanding liabilities.

Filing Date: The application was filed on February 21, 2023.

Applicant's Address: 901 Warrenville Road, Suite 15, Lisle, Illinois 60532.

FEG Absolute Access Fund I LLC [File No. 811-22527]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 31, 2020, February 28, 2021, September 1, 2021, and January 3, 2023, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $3,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on March 7, 2023.

Applicant's Address: Joshua.deringer@faegredrinker.com.

FEG Absolute Access Fund LLC [File No. 811-22454]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on Section 3(c)(1) of the Act.

Filing Date: The application was filed on March 7, 2023.

Applicant's Address: Joshua.deringer@faegredrinker.com.

Lord Asset Management Trust [File No. 811-08348]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 15, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $115,463.67 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on March 10, 2023.

Applicant's Address: 425 South Financial Place, Suite 3900, Chicago, Illinois 60605.

Transamerica Asset Allocation Variable Funds [File No. 811-07717]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 28, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $58,697.01 incurred in connection with the liquidation were paid by the issuer and depositor of the applicant.

Filing Dates: The application was filed on December 16, 2022, and amended on March 17, 2023.

Applicant's Address: 1801 California Street, Suite 5200, Denver, Colorado 80202.

UBS Relationship Funds [File No. 811-09036]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Expenses of $5,500 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: March 10, 2023.

Applicant's Address: c/o UBS Asset Management (Americas) Inc., One North Wacker Drive, Chicago, Illinois 60606.

Zell Capital [File No. 811-23563]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on Section 3(c)(1) of the Act.

Filing Dates: The application was filed on February 24, 2023.

Applicant's Address: 175 South Third, Suite 200, Columbus, Ohio 43215.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood
Assistant Secretary